-FOR IMMEDIATE RELEASE-

Elron Announces Purchase of 463,000 Shares of Given Imaging Ltd. for
approximately $16.2 million

Tel Aviv, August 5, 2004 – Elron Electronic Industries Ltd. (NASDAQ:ELRN) announced today that it has purchased 463,000 ordinary shares of Given Imaging Ltd. (Nasdaq: GIVN), for an aggregate purchase consideration of approximately $16.2 million.

As a result of the transaction, Elron’s direct and indirect ownership interest in Given Imaging (through its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased from approximately 15% to approximately 16.5%.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.